Annual Report

Cover Page

Name of issuer:

True Syrups & Garnishes DBA Pratt Standard Cocktail Company

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DC
Date of organization: 11/10/2014

Physical address of issuer:

135 Rhode Island Ave NE
Washington DC 20002

Website of issuer:

http://www.prattstandard.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$85,366.00	$57,574.00
Cash & Cash Equivalents:	($10,934.00)	$4,341.00
Accounts Receivable:	$6,689.00	$7,172.00
Short-term Debt:	$323.00	$21,201.00
Long-term Debt:	$237,632.00	$123,803.00
Revenues/Sales:	$187,992.00	$191,803.00
Cost of Goods Sold:	$120,643.00	$141,258.00
Taxes Paid:	$0.00	$0.00
Net Income:	($59,006.00)	($77,544.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

True Syrups & Garnishes DBA Pratt Standard Cocktail Company

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Victoria Pratt	Founder	Pratt Standard Cocktail Company	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Victoria Pratt	President	2014
Victoria Pratt	CEO	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Victoria Pratt	45000.0 Common Stock	90.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Half of our business is done through Amazon. Should Amazon remove us from their site or change their business model our business could be compromised. We're working with an e-fullfiller to ensure that doesn't happen, but Amazon can change their regulations and we have little leverage to skirt them.

We sell a food product. Should we have an issue with a product and need to recall, that could be expensive. We are FDA approved and follow federal guidelines, but this still poses a risk.

As we release new products, we can't be certain of their success. Should one of our products under perform that could impact business revenues.

We work out of Mess Hall, a food incubator in NE D.C. If we were unable to work out of this space, we could work out of a different space, but it could pose a short delay in our revenue.

Although unlikely, the craft liquor boom in the US could be a trend that isn't here for good. We are betting that this is more than a short term trend, this is a legitimate market shift. However, if craft liquor and cocktails were to fall out of consumer favor, revenues could be impacted.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	200,000	0	No
Common Stock	800,000	50,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Kiva
Issue date	06/27/17
Amount	$10,000.00
Outstanding principal plus interest	$4,823.02 as of 02/10/19
Interest rate	0.0% per annum
Maturity date	06/27/20
Current with payments	Yes

0% interest loan

Loan

Lender	Chase Bank
Issue date	06/01/18
Amount	$14,318.00
Outstanding principal plus interest	$14,318.76 as of 02/14/19
Interest rate	17.49% per annum
Maturity date	02/14/19
Current with payments	Yes

Personally-backed business credit card.

Loan

Lender	Victoria Pratt
Issue date	10/31/18
Amount	$68,110.00
Outstanding principal plus interest	$69,050.63 as of 02/01/19
Interest rate	5.5% per annum
Maturity date	11/01/27
Current with payments	Yes

Deferred for 3 years.

Convertible Note

Issue date	02/01/18
Amount	$65,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$2,500,000.00
Maturity date	02/01/21

36 month maturity date. All notes convert to preferred stock.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2016	Section 4(a)(2)	Common stock	$17,100	General operations
3/2017	Section 4(a)(2)	Common stock	$50,000	General operations
2/2018	Section 4(a)(2)	Convertible Note	$65,000	General operations
6/2019	Regulation Crowdfunding	Convertible Note	$91,063	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Kathleen Pratt
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	03/01/17
Relationship	Mother of Founder

Name	Victoria Pratt
Amount Invested	$17,100.00
Transaction type	Priced round
Issue date	11/11/16
Relationship	Founder

Name	David and Kathleen Pratt
Amount Invested	$25,000.00
Transaction type	Convertible note
Issue date	02/01/18
Interest rate	6.0% per annum
Discount rate	20.0%
Maturity date	02/01/21
Valuation cap	$2,500,000.00
Relationship	Parents of Founder

Name	David Pratt
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	03/01/17
Relationship	Father of founder

Name	Victoria Pratt
Amount Invested	$68,110.00
Transaction type	Loan
Issue date	10/31/18
Outstanding principal plus interest	$69,050.63 as of 02/14/19
Interest rate	5.5% per annum
Maturity date	11/01/27
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Deferred payment for 3 years.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our premium craft cocktail syrups give home bartenders access to the same quality ingredients as bars so they can make their favorite cocktails at home. More and more people are making cocktails at home, and we're supplying them with the premium ingredients to do it.

Right now, 40% of Americans make cocktails at home, and that number is growing as more people realize how easy it is to make bar-quality cocktails. We've already proven this to consumers in the DC area, and now's the time for us to expand our sales nationally. We believe Pratt Standard will become the go-to choice for home bartenders around the country, elevating evenings spent at home with friends, family, and loved ones.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended October 31, 2019, the Company had revenues of $187,992 compared to the year ended October 31, 2018, when the Company had revenues of $191,803. Our gross margin was 35.83% in fiscal year 2019, compared to 26.35% in 2018.
- *Assets.* As of October 31, 2019, the Company had total assets of $85,366, including -$10,934 in cash. As of October 31, 2018, the Company had $57,574 in total assets, including $4,341 in cash.
- *Net Loss.* The Company has had net losses of $59,006 and net losses of $77,544 for the fiscal years ended October 31, 2019 and October 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $237,955 for the fiscal year ended October 31, 2019 and $145,004 for the fiscal year ended October 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $92,428 in debt, $67,100 in equity, and $65,000 in convertibles.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

True Syrups & Garnishes DBA Pratt Standard Cocktail Company cash in hand is $34,659.25, as of June 2020. Over the last three months, revenues have averaged $62,261/month, cost of goods sold has averaged $52,981/month, and operational expenses have averaged $13,887/month, for an average burn rate of $4,607 per month. Our intent is to be profitable in 6 months.

We experience seasonality around the holiday season. This includes the hire of a Head of Sales in October 2019, our biggest increase in fixed costs, and convertible note loans from our WeFunder raise in June 2019.

We have seen our best two months ever in the wake of COVID 19, due to more people making cocktails at home. We expect our expenses to increase in the next 3-6 months for marketing and new customer acquisition in anticipation of greater sales around the holiday season. We anticipate this holiday season to be the best holiday season we have had yet, even despite the pandemic. Much is in flux and risky due to the pandemic, though, and we anticipate continued risk to the business revenue streams because of that and general market uncertainty.

The founder has contributed capital to the business.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.prattstandard.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- Victoria Pratt

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Pratt Standard Convertible Note
- Early Bird Pratt Standard Convertible Note

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- Victoria Pratt

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

True Syrups & Garnishes DBA Pratt Standard Cocktail Company

By

Tory Pratt

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Tory Pratt

Founder

6/11/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.